

May 21, 2013

Via E-mail
Mr. Takuya Kozuki
Representative Director, President
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

      Re: Konami Corporation
             Form 20-F for the Fiscal Year Ended March 31, 2012
             Filed July 25, 2012
             File No. 001-31452

Dear Mr. Kozuki:

We have reviewed your letter dated April 30, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 28, 2013.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011

Net revenues, page 75

1.   We note your response to prior comment 1 and continue to believe that the number of paying players is important information to the users of your financial statements as it appears to be material to your future revenue growth. As a related matter, the consolidated financial results for the year ended March 31, 2013, included in your Form 6-K furnished on May 9, 2013, indicate that although the number of registered users for content for social networks continued to grow in the Digital Equipment Segment,

Mr. Takuya Kozuki
Konami Corporation
May 21, 2013
Page 2

revenues in that segment decreased as compared to prior periods. As such, it is unclear whether the growth in registered users correlates to a growth in revenues, and to what extent. We continue to believe the disclosures in your Form 20-F should provide the changes in registered and paying players for each period, with an analysis of how these metrics impacted revenues and a discussion of any trends.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

2.   We continue to consider your response to prior comment 2. In order for us to better understand your revenue recognition for social game content; please provide us with a summary of and English translated copies of the relevant agreements between you and your platform providers or any other third parties who provide your game content (i.e. on iOs or Android devices).

3.   Your response to prior comment 3 indicates that you aggregate the playing periods for all players who have access to your games when a particular game is originally introduced until the measurement date and it appears that the measurement date is the last log in date for your quarterly calculation. Please tell us how this appropriately represents the estimated period over which a player will play a game (i.e. the date they first log in until the time they cease to play the game) and explain to us why you believe that this methodology is an adequate basis for determining the average playing period. As part of your response, please tell us what consideration you have given to establishing a methodology that will allow you to determine a more exact date in which players cease playing your game.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief